Mail Stop 3561

August 21, 2007

By U.S. Mail and facsimile to (918) 573-5942

Steven J. Malcolm
Chairman, President and Chief Executive Officer
The Williams Companies, Inc.
One Williams Center
Tulsa, OK 74172

   Re: **The Williams Companies, Inc.**
     Definitive 14A
     Filed April 10, 2007
     File No. 1-4174

Dear Mr. Malcolm:

   We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

   In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

   If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Transactions with Related Persons, page 7

1. Please specifically identify the types of transactions that are subject to your review, approval and ratification policies and procedures instead of indirectly referring to Item 404(a) of Regulation S-K by reference to your audit committee charter, which is attached as an appendix to the proxy statement. Refer to Item 404(b) of Regulation S-K.

Compensation of Directors, page 13

2. Please include a footnote to the table that discloses the grant date fair value of the equity awards. See the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K. In that footnote, disclose the aggregate number of stock awards outstanding at fiscal year end.

Compensation Discussion and Analysis, page 14

3. Refer to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers. Mr. Malcolm's salary, non-equity incentive plan compensation and grants of options and restricted stock units were significantly higher than amounts given to other named executive officers. Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

4. Refer to Item 402(b)(1)(vi) of Regulation S-K. Please discuss how each compensation element and your decisions regarding that element fit into your overall compensation objectives and affect decisions regarding other elements. During 2006 a significant amount of Messrs. Malcolm's and Chappel's equity holdings vested. To the extent material, discuss whether the compensation committee considered compensation or amounts realizable from prior compensation in setting other elements of compensation, such as gains from prior stock and option awards. See Item 402(b)(2)(x) of Regulation S-K.

The Company's Executive Compensation Philosophy, page 15

5. Throughout the compensation discussion and analysis section, you indicate that you consider a named executive officer's individual performance in setting compensation. Please discuss how you structure and implement specific forms of compensation to reflect the named executive officer's individual performance or contribution and describe the elements of individual performance or contribution that you have taken into consideration. See Item 402(b)(2)(vii) of Regulation S-K.

Material Elements of the Executive Compensation Program, page 15

6. To the extent you engage in benchmarking your performance against the survey data and the comparator group, please identify the companies that comprise the data reviewed. See Item 402(b)(2)(xiv) of Regulation S-K.

7. You state that the compensation committee targets compensation at the market median. Please disclose whether actual compensation awarded was at the market median and, if not, explain why it was outside of the range. Also discuss why you have targeted the chief executive officer's incentive-based compensation at a higher percentage of his salary than targeted amounts for other named executive officers and why you intend to make 100% of his long-term compensation directly tied to performance. Please disclose the actual percentage of base salary that named executive officers are eligible to earn as short- and long-term incentive compensation.

8. Please provide further analysis about how you determine the amount and formula for incentive compensation. See Item 402(b)(1)(vi) of Regulation S-K. While you have disclosed the EVA performance goals for the annual incentive plan, you have not disclosed the components of EVA (net operating profit after taxes and capital charge). Please provide additional disclosure to put EVA into context for investors so they may assess the relative difficulty of achieving these goals. You may want to consider disclosing how these measures relate to disclosure provided in your financial statements and please discuss the weighting of the components of EVA. Please disclose or tell us why you have not disclosed total stockholder return and the "various measures" management and the compensation committee uses to test your performance under the annual incentive plan and the three-year EVA improvement requirements for the long-term incentive plan. To the extent you believe that disclosure of these performance objectives is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, provide a detailed supplemental analysis supporting your conclusion. See also Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

9. Your discussion regarding the annual incentive pool funding is unclear. Please disclose how you determine the annual incentive pool funding, and consider presenting this disclosure in a tabular format that clearly identifies the manner in which you determine awards. Please provide substantive analysis regarding how the compensation committee determined the specific payout amounts under the annual incentive plan and the long-term incentive plan.

Retirement Plan, page 28

10. Please specify the elements of compensation that are included in applying the payment and benefit formula for the supplemental executive retirement plan. See Item 402(h)(3)(iii) of Regulation S-K. Also, clarify which bonuses are considered in determining eligible pay for the pension plan.

Termination and Change in Control, page 29

11. In the compensation discussion and analysis section, please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay various multiples of the components of compensation as severance or change-in-control payments. Please also disclose the multiples of compensation that the cash severance payments represent.

12. Please define "change in control," "cause" and "good reason" as used in the change-in-control agreements.

    Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel